The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement        SUBJECT TO COMPLETION        June 16, 2009


                      Pricing Supplement dated June o, 2009
          to the Product Prospectus Supplement dated February 25, 2009, to the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]               $o

                           Royal Bank of Canada
                           Senior Global Medium-Term Notes, Series C

                           Fixed to Floating Inflation Linked Notes, Due December 26, 2014


     Royal Bank of Canada is offering the notes described below. The prospectus dated January 5, 2007 and the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated February 25, 2009 describe terms that will apply generally to the notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                 Royal Bank of Canada ("Royal Bank").

Underwriter:            RBC Capital Markets Corporation

Principal Amount:       o

Maturity Date:          December 26, 2014

Interest Rate           Year 1-2:     3.25%

                        Year 3-5.5:   Reference Rate + Spread

Type of Note:           Fixed to Floating Inflation Linked Note

Reference Rate:           CPI(t) - CPI(t-12)
                          ------------------
                               CPI(t-12)

                        where,
                        CPI(t) = CPI three months prior to the calendar month of the applicable reset date, which we refer to as the "Reference Month"
                        CPI(t-12) = CPI twelve months prior to the applicable Reference Month

Spread                  1.00%

Minimum Coupon          0.00%

Reset Dates:            The reset dates are the last day of each Coupon Period

Consumer Price          The CPI is the non-seasonally adjusted U.S. City Average
Index:                  All Items Consumer Price Index for All Urban Consumers
                        published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS"), as published on Bloomberg CPURNSA or any successor service.

Interest Payment        Monthly, on the 26th of each month, commencing July 26,
Dates:                  2009 and ending on the Maturity Date (whether the Stated
                        Maturity Date or an earlier Redemption Date). If the
                        Interest Payment Date is not a New York or London business day, interest shall be paid on the next New
                        York or London business day, without adjustment for period end dates and no interest shall be paid in respect of the delay.

Redemption:             Not Applicable

Call Date(s):           Not Applicable

Survivor's Option:      Upon the death of the beneficial owner of a note, a
                        valid exercise of the survivor's option and the proper tender of that note for repayment, we will repay the note, in whole or in part, at a price equal to 100% of the principal amount of that note plus any accrued and unpaid interest to the payment date, subject to some limitations. "Survivor's Option" below.

Incorporated risk       The notes are subject to the risks set forth under the
factors:                heading "Additional Risks Specific to Your Notes" in the
                        product prospectus supplement.

Minimum                 $1,000 (except for certain non-U.S. investors for whom
Investment:             the minimum investment will be higher)

Denomination:           $1,000 (except for certain non-U.S. investors for whom
                        the denomination will be higher)

Clearance and           DTC global (including through its indirect participants
Settlement:             Euroclear and Clearstream, Luxembourg as described under
                        "Description of Debt Securities -- Ownership and
                        Book-Entry Issuance" in the accompanying prospectus).

CUSIP No:               78008G5L2

Currency:               U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

Terms Incorporated      All of the terms appearing above the item captioned
In the Master Note:     "Listing" on the cover page of this pricing supplement
                        and the terms appearing under the caption "General Terms of the Notes" in the product supplement with respect to notes dated February 25, 2009.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1of the product supplement to read about investment risks relating to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100.00%          $o
Underwriting discounts and commission.................................................     o%               $o
Proceeds to Royal Bank................................................................     o%               $o


We may use this pricing supplement in the initial sale of a note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement, dated February 25, 2009, the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated February 25, 2009:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465909000396/
     0001214659-09-000396.txt.

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

         Supplemental Discussion of U.S. Federal Income Tax Consequences

The following is a general description of certain U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the notes and receiving payments of interest, principal and/or other amounts under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus, prospectus supplement and product prospectus supplement with respect to U.S. holders (as defined in the accompanying prospectus). It applies only to those U.S. holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

We intend to take the position that your notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for U.S. federal income tax purposes. Under those rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of your notes over their term based on a "comparable yield" and a "projected payment schedule" established by us for determining interest accruals and adjustments with respect to a note, and pay tax accordingly. The "comparable yield" generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the note (taking into account for this purpose the level of subordination, term, timing of payments, and general market conditions, but ignoring any adjustments for liquidity or the riskiness of the contingencies with respect to the note). The comparable yield must not be less than the applicable U.S. federal rate based on the overall maturity of the note. The "projected payment schedule" generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that note equal to the comparable yield. This projected payment schedule will consist of the principal amount, the fixed payments for the interest periods during the first two years and a projection for tax purposes of each "contingent payment," i.e., each interest payment other than the fixed payments with respect to the interest periods during the first two years. The comparable yield and projected payment schedule is determined solely to calculate your interest accruals for U.S. federal income tax purposes and is neither a prediction nor a guarantee of what the actual yield will be. The requirement to accrue interest based on the comparable yield of your notes could possibly have the effect of requiring you to include amounts in income in respect of the notes prior to your receipt of cash attributable to that income. Any gain you may recognize on the sale or maturity of your notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of your notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the notes and thereafter would be capital loss. If you are a secondary purchaser of the notes, the tax consequences to you may be different. You will also recognize gain or loss to the extent that the projected amount of a contingent payment differs from the actual payment on the notes.

For a further discussion of the tax treatment of your notes, including information regarding obtaining the comparable yield for your notes, please see the discussion under the heading "Supplemental Discussion of U.S. Federal Income Tax Consequences--When the term of the notes exceeds one year--Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes" in the accompanying product prospectus supplement.

                       Historical Graph of Reference Rate

Historically, the reference rate has experienced significant fluctuations. Any historical upward or downward trend in the reference rate level during any period shown below is not an indication that level of the reference rate is more or less likely to increase or decrease at any time during the term of the Notes. The historical reference rate levels do not give an indication of future levels of the reference rate. Royal Bank cannot make any assurance that the future levels of the reference rate will result in holders of the Notes receiving interest payments at the specified coupon. The reference rate for April 2009 was -0.7369%.The graph below sets forth the historical performance of the reference rate from April 1989 through April 2009.



                          US CPI Year over Year Change
                                  1989 to 2009
                                (May-89 - May-08)
                                 [CHART OMITTED]



Source: Bloomberg L.P.      PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS



                        Supplemental Plan of Distribution

     We expect that delivery of the Notes will be made against payment for the Notes on or about June 26, 2009, which is the second business day following the Pricing Date (this settlement cycle being referred to as "T+2"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                       $o

                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

         Fixed to Floating Inflation Linked Notes, Due December 26, 2014

                                  June o, 2009